Mail Stop 6010

April 20, 2007

Mr. Jack Sexton
Chief Financial Officer
Ultra Clean Holdings, Inc.
150 Independence Drive
Menlo Park, California

> **Re: Ultra Clean Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2006**
> **File No. 000-50646**

Dear Mr. Sexton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, Significant Judgments and Estimates, page 23

- Revenue Recognition, page 23

1.   You state here that determination of whether the sales price is fixed and determinable and free of contingencies or significant uncertainties requires management's judgment. Please tell us and revise this section in future filings to explain any contingencies in your sales arrangements that could result in a determination that the fee is not fixed and determinable. For example, tell us about any post-shipment obligations, rights of return or other incentives you offer to your customers.

-Unaudited Quarterly Financial Results, page 28

2.   Please revise your future filings to include quarterly earnings per share for each full quarter within the two most recent fiscal years. Refer to Item 302 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 32

Notes to Consolidated Financial Statements, page 37

Note 1. Organization and Significant Accounting Policies, page 37

-Fiscal Year, page 38

3.   We note that although your fiscal year ends on the last Friday in December, you present consolidated balance sheets and income statements as of and for the periods ended December 31, 2006, 2005 and 2004. Please revise future filings to present your financial statements as of the actual fiscal year-end.

-Revenue Recognition, page 43

4.   We note from page 26 that you increased your sales of your other critical sub-systems during 2006. Please tell us and revise your future filings to describe how you recognize revenue for your other critical sub-systems. Refer to the guidance in SAB Topic 13 and EITF 00-21.

5.   We note on page 4 that you provide on-site installation, servicing and repair of your all systems. Please tell us and revise your future filings to clearly disclose the multiple elements that your sales arrangements contain. Within your discussion, please explain how you account for these multiple elements within your sales arrangements. Refer to the guidance in SAB Topic 13 and EITF 00-21.

Note 2. Business Combinations, page F-14

6.   We note that you issued common stock valued at $21.1 million as part of the consideration for the purchase of Sieger. Please tell us and revise future filings to disclose how you determined the fair value of your common stock issued and the number of shares issued. Refer to the guidance in EITF 99-12 and paragraph 51(d) of SFAS 141.

7.   We note that the excess of the purchase price over the net assets acquired in your Sieger acquisition resulted in goodwill of approximately $27.4 million. In future filings where you discuss a material acquisition, please include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

8.   You state on page 42 that you use third-party analyses to assist in determining the fair value of your intangible assets acquired in your Sieger acquisition. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the third-party expert and include its consent. Otherwise, you may revise the filing, as appropriate.

Note 7. Income Taxes, page 47

9.   Please revise your future filings to include the disclosures required by paragraph 48 of SFAS 109.

Amended Form 8-K Dated June 29, 2006 Filed on September 12, 2006

-Exhibit 99.1

10.   We note that your independent auditors report contained within this filing is unsigned. Please obtain and include a revised independent auditor report that is signed. Please refer to AU 508.9.

11.   Please revise to include Sieger's unaudited interim financial statements as of and for the three months ended March 31, 2006 and 2005. Refer to the guidance in Rule 3-05(b) of Regulation S-X.

As appropriate, please amend your Amended Form 8-K dated June 29, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief